                                                                Exhibit (a)(1)I)
FOR IMMEDIATE RELEASE


             CRI ACQUISITION, INC. COMPLETES TENDER OFFER FOR SHARES
                           OF COMPUTER RESEARCH, INC.

         St. Louis, Missouri, September 5, 2000 - Computer Research, Inc. (OTC BULLETIN BOARD: CRIX) and Rodger O. Riney, sole shareholder of CRI Acquisition, Inc. announced today that CRI Acquisition has completed its tender offer for all of the outstanding shares of the common stock of Computer Research not already owned by CRI Acquisition, at a price of $2.42 per share in cash. The tender offer expired at 5:00 p.m. New York City time, on September 1, 2000. CRI Acquisition has been advised by the depositary for the tender offer that, as of the expiration of the tender offer, approximately 2,226,434 Computer Research shares had been validly tendered and not withdrawn pursuant to the offer (including approximately 5,651 Computer Research shares tendered pursuant to the procedures for guaranteed delivery). This number, aggregated with the number of Computer Research shares that CRI Acquisition already beneficially owns, represents approximately 90% of the outstanding Computer Research shares. Cash payments for tendered shares are expected to commence promptly. As previously announced, CRI Acquisition plans to acquire the remaining Computer Research shares for $2.42 per share through a cash merger, expected to be completed shortly.

         Computer Research provides computerized accounting and record-keeping support services to more than 40 securities broker/dealers, banks and other financial institutions throughout the United States.

         Mr. Riney is the founder, President and Chief Executive Officer of Scottrade, Inc. He has been active in the securities industry for more than 30 years and founded Scottrade in 1980. Scottrade, formerly Scottsdale Securities, Inc., is a securities brokerage firm that is registered with the SEC and the NASD.


         Contact:    Mackenzie Partners, Inc.
                     Simon Coope, 212-675-2593